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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*


                              Neuberger Berman Inc.
                              ---------------------
                                (NAME OF ISSUER)


                          Common Stock, Par Value $0.01
                          -----------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   641234 10 9
                                 --------------
                                 (CUSIP NUMBER)


                                 October 7, 1999
                                 ---------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)

         [X]      Rule 13d-1(c)

         [ ]      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 641234 10 9


1. NAMES OF REPORTING PERSONS: Neuberger Berman Employee Defined Contribution Incentive Plan Trust

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [ ]
                                                         (b) [ ]

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION: United States

       NUMBER OF SHARES BENEFICIALLY OWNED
       BY EACH REPORTING PERSON WITH:

       7.    SOLE VOTING POWER:                 4,264,344 shares

       8.    SHARED VOTING POWER:               None

       9.    SOLE DISPOSITIVE POWER:            4,264,344 shares

       10.   SHARED DISPOSITIVE POWER:          None

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

       4,264,344 shares

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

       [ ]

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

       Prior to the completion of the Offering*, 9.1%
       As of the Offering, 8.5%

14.    TYPE OF REPORTING PERSON: OO

--------
*        For a definition of this term, please see Item 4.

                                       2

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Item 1.
-------

         (a)      Neuberger Berman Inc. (the "Company").

         (b)      605 Third Avenue, New York, New York 10158.


Item 2.
-------

         (a) Neuberger Berman Employee Defined Contribution Incentive Plan Trust (the "Trust").

         (b) c/o Neuberger Berman Trust Company of Delaware, 919 Market Street, Suite 506, Wilmington, Delaware 19801.

         (c)     United States.

         (d)     Common Stock, Par Value $0.01

         (e)     641234 10 9


Item 3.
-------

         (a)-(j)     Not applicable.


Item 4.
-------

         (a)     Amount beneficially owned: 4,264,344 shares

                  The Trust has acquired 4,264,344 shares of Common Stock through an irrevocable contribution by the Company prior to the completion of an initial public offering of Common Stock by the Company (the "Offering").

         (b)     Percent of class:          Prior to the completion of the
                                            Offering, 9.1 percent
                 Percent of class:          As of the Offering, 8.5 percent

         (c) Number of shares as to which the person has:

             (i)      Sole power to vote or to direct the vote:

                      4,264,344 shares


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             (ii)     Shared power to vote or to direct the vote:

                      None

             (iii)    Sole power to dispose or direct the disposition of:

                      4,264,344 shares


              (iv)    Shared power to dispose or direct the disposition of:

                      None


Item 5.
-------

         Not applicable


Item 6.
-------

         Not applicable.


Item 7.
-------

         Not applicable.


Item 8.
-------

         Not applicable.


Item 9.
-------

         Not applicable.


Item 10.
--------

         (a) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are

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not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature
---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              October 15, 1999
                                              ----------------
                                                     Date


                                              /s/Elizabeth Mathieu
                                              --------------------
                                                  Signature

                                     Elizabeth Mathieu, President of
                                     NEUBERGER BERMAN TRUST COMPANY OF
                                     DELAWARE, as trustee
                                     --------------------
                                               Name/Title

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